Exhibit 12.2

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Six Months
	Ended June 30,		Year Ended December 31,
	2008(1)	2007	2007(1)	2006	2005	2004	2003
	(dollars in millions)

Net income (loss) before cumulative effect of changes in accounting principles	$(972)	$596	$(3,094)	$2,327	$2,172	$2,603	$4,809
Add:
Income tax expense (benefit)	(1,454)	(303)	(2,883)	(45)	358	609	2,198
Minority interests in earnings of consolidated subsidiaries	8	18	(8)	58	96	129	157
Low-income housing tax credit partnerships	225	243	469	407	320	282	199
Total interest expense	17,117	19,188	38,482	37,270	29,899	26,566	26,509
Interest factor in rental expenses	5	3	7	6	6	6	5

Earnings, as adjusted	$14,929	$19,745	$32,973	$40,023	$32,851	$30,195	$33,877

Fixed charges:
Total interest expense	$17,117	$19,188	$38,482	$37,270	$29,899	$26,566	$26,509
Interest factor in rental expenses	5	3	7	6	6	6	5
Capitalized interest	—	—	—	—	—	1	—
Preferred stock dividends(2)	503	184	398	270	260	260	315

Total fixed charges including preferred stock dividends	$17,625	$19,375	$38,887	$37,546	$30,165	$26,833	$26,829

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	1.02	—	1.07	1.09	1.13	1.26

(1)	For the ratio of earnings to combined fixed charges and preferred stock dividends to equal 1.00, earnings, as adjusted must increase by $2.7 billion for the six months ended June 30, 2008. For the ratio of earnings to combined fixed charges and preferred stock dividends to equal 1.00, earnings, as adjusted must increase by $5.9 billion for the year ended December 31, 2007.
(2)	Preferred stock dividends represent pre-tax earnings required to cover any preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.
(3)	Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings, as adjusted by total fixed charges including preferred stock dividends.